NATIONSBANK                              RENEWAL PROMISSORY NOTE
NationsBank of Florida, N.A.

Borrower's Taxpayer Identification No.
or Social Security No.:  31-1168320

Effective Date: October 31, 1995

$613,387.52

For Value Received, FLORIDA INCOME FUND II LIMITED PARTNERSHIP, an Ohio Limited Partnership qualified to do business in Florida ("Borrower") unconditionally (and jointly and severally, if more than one) promises to pay to the order of NationsBank of Florida, N.A., formerly known as NCNB National Bank of Florida, N.A., or any subsequent holder of this Note ("Bank"), at its principal offices located at 400 North Ashley Drive, Tampa, Florida 33602 (FLI-010-07-01) (or at such other place or places as Bank may designate), the principal amount of SIX HUNDRED THIRTEEN THOUSAND THREE HUNDRED EIGHTY-SEVEN Dollars and 52/100 ($613,387.52), or so much thereof as may be from time to time outstanding, plus interest thereon at the Rate hereinafter defined, all in accordance with the terms and conditions of this Renewal Promissory Note (the "Note") and in accordance with the Loan Agreement between Borrower and Bank (the "Loan Agreement"). This
Note is secured by a Line of Credit Mortgage and Security Agreement dated as of the effective date of May 6, 1991, filed for record in the Public Records of Collier County, Florida and Lee County, Florida (the "Mortgage"), and the Guaranty Agreement (the "Guaranty") of Mariner Capital Management, Inc.. The Guaranty and such other agreements are hereinafter referred to collectively as the "Security Documents" and the loan evidenced thereby is hereinafter referred to as the "Loan". Terms used herein but not otherwise defined hereunder are defined as set forth in the Security Documents or the Loan Agreement. All of the terms, definitions, conditions and covenants of the Loan Agreement and the Security Documents are expressly made a part of this Note by reference in the same manner and with the same effect as if set forth herein at length, and any holder of this
Note is entitled to the benefits of and remedies provided in the Loan Agreement and the Security Documents.

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1.  Prime Rate.  For purposes hereof, "Prime Rate" means the fluctuating rate of interest per annum established by Bank as its prime lending rate in effect from time to time whether or not such rate shall be otherwise published. Such Prime Rate is established by Bank as an index or base rate and may or may not at any time be the best or lowest rate of interest offered by Bank.

2. Interest. The outstanding Loan principal balance shall bear interest at a variable rate per annum equal to the Prime Rate plus 1% per annum. The interest rate hereunder shall be adjusted daily in accordance with fluctuations in the Prime Rate.
Interest shall be computed on the basis of a daily amount of interest accruing on the daily outstanding principal balance during a 365-day year multiplied by the actual number of days the principal is outstanding during such applicable interest period.

3. Payment of Principal Plus Interest. Principal shall be paid in six (6) equal monthly installments of $4,978.00 each, commencing on September 6, 1995, together with accrued interest thereon and continuing on the same day of each successive month thereafter, with a final payment of all unpaid principal and interest thereon on March 6, 1996.

All payments of principal and interest shall be made in lawful currency of the United States of America which shall be legal tender in payment of all debts, public and private, at the time of payment.

4. Prepayment. This Note may be prepaid in whole or in part at any time without fee, premium or penalty. Any partial prepayment shall be applied in accordance with paragraph 11 below and shall not postpone the due date of any subsequent periodic installments or the Maturity Date, or change the amount of such installments due, unless Bank shall otherwise agree in writing.

5. Late Charges. Should Borrower fail to pay the installments of interest or principal (if applicable) within five (5) days from the due date provided for herein, then Borrower further promises to pay a late payment charge equal to four percent (4%) of the amount of the unpaid installment as liquidated compensation to Bank for the extra expense to Bank to process and administer the late payment, Borrower agreeing, by execution hereof, that any other measure of compensation for a late payment is speculative and impossible to compute. This provision for late charges shall not be deemed to extend the time for payment or be a "grace period" or "cure period" that gives Borrower a right to cure a Default or Default Condition.



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Imposition of late charges is not contingent upon the giving of any notice or lapse of any cure period provided for in the Mortgage and shall not be deemed a waiver of any right or remedy of Bank, including without limitation, acceleration of this Note.

6. Maturity Date. The then outstanding principal balance plus all accrued but unpaid interest shall be due and payable on March
6, 1996 (the "Maturity Date").

7. Extension Options. Borrower may elect to extend the maturity date of the Note for six months to September 6, 1996, under the payment schedule set forth below. To extend into the second six months, Borrower must meet one of two requirements: (a) a bona fide contract has been executed on the Marco Town Center Shopping Center in an amount that the net proceeds to Borrower will retire the Bank's debt in full, or (b) Borrower has provided sufficient proof of its application to secure other financing on the collateral. The Bank in its absolute and sole judgment shall determine if either contingency has been met.

8. Default. Any failure of Borrower or any Guarantor to comply with any term, covenant, or condition of this Note, including without limitation, Borrower's failure to pay principal, interest, or expenses when same shall become due, or the existence of any Default Condition or Default under the Security Documents or Loan Agreement shall be deemed, at the option of Bank, a Default under this Note.

9. Acceleration. Upon the occurrence of a Default hereunder or under the terms of any one or more of the Security Documents or the Loan Agreement, which is not cured within any applicable grace period, Bank may declare the then outstanding principal and all accrued but unpaid interest immediately due and payable and upon acceleration and thereafter this Note shall bear interest at the Default Rate, hereinafter defined, until all indebtedness evidenced hereby and secured by the Security Documents has been paid in full. Further, in the event of such acceleration, the Loan, and all other indebtedness of Borrower to Bank arising out of or in connection with the Loan shall become immediately due and payable, without presentation, demand, protest or notice of any kind, all of which are hereby waived by Borrower.

10. Default Rate. After default or maturity or upon acceleration, and thereafter, the unpaid indebtedness then evidenced by this Note and due under and secured by the Security Documents shall bear interest at a fixed rate equal to the lesser of (a) the maximum rate then permitted under applicable law, or (b) twenty percent (20%) per annum.



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11.  Application of Payments.  All sums received by Bank for application to the Loan may be applied by Bank to late charges, expenses, costs, interest, principal, and other amounts owing to Bank in connection with the Loan in the order selected by Bank in its sole discretion.

12. Expenses. In the event this Note is not paid when due on any stated or accelerated maturity date, or should it be necessary for Bank to enforce any other of its rights under this Note, the Loan Agreement, or the Security Documents, Borrower will pay to Bank, in addition to principal, interest and other charges due hereunder or under the Loan Agreement or the Security Documents, all costs of collection or enforcement, including reasonable attorneys' fees, paralegals' fees, legal assistants' fees, costs and expenses, whether incurred with respect to collection, litigation, bankruptcy proceedings, interpretation, dispute, negotiation, trial, appeal, defense of actions instituted by a third party against Bank arising out of or related to the Loan, enforcement of any judgment based on this Note, or otherwise, whether or not a suit to collect such amounts or to enforce such rights is brought or, if brought, is prosecuted to judgment.

13. Waiver. All persons now or at any time liable for payment of this Note, whether directly or indirectly, including without limitation any Guarantor, hereby waive presentment, protest, notice of protest and dishonor. The undersigned expressly consents to any extensions and renewals, in whole or in part, to the release of any collateral security or portions thereof, given to secure this Note, and all delays in time of payment or other performance which Bank may grant, in its sole discretion, at any time and from time to time without limitation all without any notice or further consent of Borrower, and in any such grant by Bank shall not be deemed a waiver of any subsequent delay or any of Bank's rights hereunder or under the Loan Agreement or the Security Documents.

14. Usury. In no event shall this or any other provision herein or in the Loan Agreement or Security Documents, permit the collection of any interest which would be usurious under the laws of the State of Florida. If any such interest in excess of the maximum rate allowable under applicable law has been collected, Borrower agrees that the amount of interest collected above the maximum rate permitted by applicable law, together with interest thereon at the rate required by applicable law, shall be refunded to Borrower, and Borrower agrees to accept such refund, or, at Borrower's option, such refund shall be applied as a principal payment hereunder.



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15.  Modification.  This Note may not be changed orally, but only by an agreement in writing signed by the Bank and Borrower.

16. Applicable Law. This Note shall be governed by and construed in accordance with the laws of the State of Florida.

17. Notices. All notices or other communications required or permitted to be given pursuant to the provisions of this Note shall be given in accordance with the notice provisions of the Mortgage.

18.  Successors and Assigns.  As used herein, the terms
"Borrower" and "Bank" shall be deemed to include their respective heirs, personal representatives, successors and assigns.

19. Severability. In the event any one or more of the provisions of this Note shall for any reason be held to be invalid, illegal, or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this Note operates or would prospectively operate to invalidate this Note, then and in any of those events, only such provision or provisions shall be deemed null and void and shall not affect any other provision of this Note. The remaining provisions of this Note shall remain operative and in full force and effect and shall in no way be affected, prejudiced, or disturbed thereby. In the event any provisions of this Note are inconsistent with the provisions of the Loan Agreement, the Security Documents, or any other agreements or documents executed in connection with this note, this Note shall control.

20. Captions; Pronouns. Captions are for reference only and in no way limit the terms of this Note. The pronouns used in this instrument shall be construed as masculine, feminine, or neuter as the occasion may require. Use of the singular includes the plural, and vice versa.

21. Business Day. Any reference herein or in the Loan Agreement or Security Documents to a day or business day shall be deemed to refer to a banking day which shall be a day on which Bank is open for the transaction of business, excluding any national holidays, and any performance which would otherwise be required on a day other than a banking day shall be timely performed in such instance, if performed on the next succeeding banking day. Notwithstanding such timely performance, interest shall continue to accrue hereunder until such payment or performance has been made.





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22.  WAIVER OF TRIAL BY JURY.  LENDER AND BORROWER HEREBY
KNOWINGLY, IRREVOCABLY, VOLUNTARILY AND INTENTIONALLY WAIVE ANY RIGHT EITHER MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, PROCEEDING OR COUNTERCLAIM BASED ON THIS NOTE, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS NOTE OR ANY LOAN DOCUMENT, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY HERETO OR TO ANY LOAN DOCUMENT. THIS PROVISION IS A MATERIAL INDUCEMENT FOR LENDER AND BORROWER ENTERING INTO THE SUBJECT LOAN TRANSACTION.

23. Renewal Note. This Note is a renewal of that certain Renewed, Amended and Consolidated Promissory Note dated December 15, 1992, in the original principal amount of $765,000.00, given by Borrower in favor of Bank, which Note consolidated and renewed that certain Future Advance Promissory Note dated December 15, 1992, in the original principal amount of $365,000.00, upon which documentary tax was paid, from Borrower in favor of Bank, and that certain Renewed and Amended Promissory Note dated November 6, 1992, in the original principal amount of $400,000.00, given by Borrower in favor of Bank, which Note renewed and amended that certain Promissory Note dated May 6, 1991, in the original principal amount of $400,000.00, given by Borrower in favor of Bank, upon which documentary tax was paid.

In the event of any conflict between the terms and provisions of this Note and the terms and provisions of the Notes set forth in the preceding paragraph, the terms and provisions of this Note shall govern.

BORROWER REPRESENTS TO BANK THAT THE PROCEEDS OF THIS LOAN ARE TO BE USED PRIMARILY FOR BUSINESS, COMMERCIAL OR AGRICULTURAL PURPOSES. BORROWER ACKNOWLEDGES HAVING READ AND UNDERSTOOD, AND AGREES TO BE BOUND BY, ALL TERMS AND CONDITIONS OF THIS NOTE, INCLUDING THE ADDITIONAL TERMS AND CONDITIONS SET FORTH BELOW IN THIS NOTE, AND HEREBY EXECUTES THIS NOTE UNDER SEAL.

                         Borrower:

Date: October 31, 1995   FLORIDA INCOME FUND II LIMITED
                         PARTNERSHIP, an Ohio Limited Partnership

                         By: Mariner Capital Management, Inc.,
                             General Partner
                         By: Lawrence A. Raimondi
                             President
                             (SIGNATURE)
ATTEST:

Michael J. Scullion
Secretary
(SIGNATURE)

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